================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                               TRANSMONTAIGNE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    893934109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                HERBERT THORNHILL
                                 MORGAN STANLEY
                      2000 WESTCHESTER AVENUE, ONE SOUTH C
                               PURCHASE, NY 10577
                                 (914) 225-5542
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 8, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 893934109
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)


                           MORGAN STANLEY
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                                                                    (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)


                  BK, OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |X|
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization


                           DELAWARE
--------------------------------------------------------------------------------
NUMBER OF
SHARES          7.       Sole Voting Power
BENEFICIALLY
OWNED BY EACH
REPORTING                         -0-
PERSON WITH
                ----------------------------------------------------------------
                8.       Shared Voting Power


                                   5,542,775
                ----------------------------------------------------------------

                9.       Sole Dispositive Power


                                  -0-
                ----------------------------------------------------------------

                10.      Shared Dispositive Power


                                   5,544,775
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person


                           5,544,775 (SEE ITEMS 4 AND 5)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)


                           10.07% (SEE ITEM 5)
--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)


                           HC, CO
--------------------------------------------------------------------------------

Cusip No. 893934109
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)


                           MORGAN STANLEY CAPITAL GROUP INC.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                                                                    (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)


                  BK, OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                             |X|
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization


                           DELAWARE
--------------------------------------------------------------------------------
NUMBER OF
SHARES          7.       Sole Voting Power
BENEFICIALLY
OWNED BY EACH
REPORTING                         -0-
PERSON WITH
                ----------------------------------------------------------------

                8.       Shared Voting Power


                                   5,500,000
                ----------------------------------------------------------------

                9.       Sole Dispositive Power


                                  -0-
                ----------------------------------------------------------------

                10.      Shared Dispositive Power


                                   5,500,000
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person


                           5,500,000 (SEE ITEMS 4 AND 5)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)


                           9.99% (SEE ITEM 5)
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)


                           CO
--------------------------------------------------------------------------------

Cusip No. 893934109
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)


                           MORGAN STANLEY & CO. INCORPORATED
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                                                                    (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)


                  BK, OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                             |X|
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization


                           DELAWARE
--------------------------------------------------------------------------------
NUMBER OF
SHARES          7.       Sole Voting Power
BENEFICIALLY
OWNED BY EACH
REPORTING                         -0-
PERSON WITH
                ----------------------------------------------------------------

                8.       Shared Voting Power


                                   400
                ----------------------------------------------------------------

                9.       Sole Dispositive Power


                                  -0-
                ----------------------------------------------------------------

                10.      Shared Dispositive Power


                                   400
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person


                           400 (SEE ITEM 5)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)


                           0.00% (SEE ITEM 5)
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)


                           CO
--------------------------------------------------------------------------------

Cusip No. 893934109
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)


                           MORGAN STANLEY DW INC.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                                                                    (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)


                  BK, OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                             |X|
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization


                           DELAWARE
--------------------------------------------------------------------------------
NUMBER OF
SHARES          7.       Sole Voting Power
BENEFICIALLY
OWNED BY EACH
REPORTING                         -0-
PERSON WITH
                ----------------------------------------------------------------

                8.       Shared Voting Power


                                   42,375
                ----------------------------------------------------------------

                9.       Sole Dispositive Power


                                  -0-
                ----------------------------------------------------------------

                10.      Shared Dispositive Power


                                   44,375
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person


                           44,375 (SEE ITEM 5)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)


                           0.09% (SEE ITEM 5)
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)


                           CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 3 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Morgan Stanley ("MS"), Morgan Stanley Capital Group Inc. ("MSCGI"), Morgan Stanley & Co. Incorporated ("MS&Co."), and Morgan Stanley DW Inc. ("MSDW", and, together with MS, MSCGI, and MS&Co., the "Reporting Persons") hereby amend the Schedule 13D originally filed on January 10, 2005 and amended on March 22, 2006 and April 26, 2006.

ITEM 4. PURPOSE OF TRANSACTION

          Item 4 is hereby amended by adding the following:

On May 8, 2006, MSCGI sent the following letter to the Company's board of directors:

          [MSCGI Letterhead]

          May 8, 2006

          Mr. Donald H. Anderson
          Vice Chairman, President, and CEO
          TransMontaigne Inc.
          1670 Broadway, Ste. 3100
          Denver, CO 80202
          U.S.A.

          Dear Don:

          We are pleased to submit to you our formal binding offer for the acquisition of all of the outstanding shares of TransMontaigne, Inc. by means of a merger in which stockholders of TransMontaigne ("TransMontaigne") would receive $10.50 cash per TransMontaigne share. Our offer is not subject to any due diligence or financing condition, and we are not aware of any type of regulatory impediment to a transaction. We believe this offer, which delivers better value and less conditionality than the transaction with SemGroup, is clearly a superior proposal as contemplated by the existing merger agreement (the "SemGroup Agreement") by and among SemGroup, L.P., SemGroup Subsidiary Holding, L.L.C. ("SemGroup"), TMG Acquisition Company and TransMontaigne.

          This letter constitutes a binding, irrevocable offer to enter into the attached merger agreement, which we have signed. If by 8:00 p.m. Denver time on Monday, May 8, 2006 (the "Initial Expiration Time"), the Board of Directors of TransMontaigne has delivered to SemGroup the notice contemplated by Section 6.04(d)(i) of the SemGroup Agreement, then this offer will expire at 5:00 p.m. Denver time on Friday, May 12, 2006 unless previously accepted by TransMontaigne by execution and delivery to us of the attached merger agreement, together with the schedules and attachments thereto. If the Board of Directors has not delivered such notice by the Initial Expiration Time, this offer will terminate at the Initial Expiration Time.

          This offer and our other agreements set forth in this letter shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of laws principles thereof.

          Sincerely yours,
          /s/ John Shapiro
          John Shapiro
          President
          Morgan Stanley Capital Group Inc.

The letter was accompanied by an agreement and plan of merger executed by MSCGI. This agreement is attached hereto as Exhibit 2.

         Subsequently, on May 8, 2006, the Company informed us that it had sent to SemGroup, L.P. the written notice contemplated under Section 6.04(d) of the Agreement and Plan of Merger dated as of March 27, 2006, between, among others, the Company and SemGroup, L.P., notifying SemGroup, L.P. of the Company's intent to terminate said agreement in order to enter into an agreement with respect to the proposal described above.

                                     * * * *

         The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose, pursue, or choose not to pursue the transaction described in the above letter; change the terms of the transaction described in the above letter, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the above letter; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters. In connection with the proposed transaction, the Reporting Persons are considering other transactions with respect to the Company and its assets, including without limitation financing transactions or sales of assets to the Company's affiliated master limited partnership or third parties.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated May 8, 2006 between MS, MSCGI, MS&Co, and MSDW.
Exhibit 2 Agreement and Plan of Merger, dated as of May 12, 2006, between MSCGI, Buffalo Merger Sub Inc., and the Company, executed by MSCGI and Buffalo Merger Sub Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2006


                                            MORGAN STANLEY


                                            /s/ Dennine Bullard
                                            ------------------------------------
                                            Name:   Dennine Bullard
                                            Title:  Authorized Signatory



                                            MORGAN STANLEY CAPITAL GROUP INC.


                                            /s/ Robert P. Kinney
                                            ------------------------------------
                                            Name:   Robert P. Kinney
                                            Title:  Vice President



                                            MORGAN STANLEY & CO. INCORPORATED


                                            /s/ Dennine Bullard
                                            ------------------------------------
                                            Name:   Dennine Bullard
                                            Title:  Authorized Signatory



                                            MORGAN STANLEY DW INC.


                                            /s/ Kirk Wickman
                                            ------------------------------------
                                            Name:   Kirk Wickman
                                            Title:  Managing Director, General
                                                     Counsel and Secretary

                                                                     SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 MORGAN STANLEY

         The names of the directors and the names and titles of the executive officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

 NAME                        TITLE

 *John J. Mack               Chairman of the Board and Chief Executive Officer

 *Roy J. Bostock             Chairman of the Partnership for a Drug-Free America

 *Erskine B. Bowles          President-Elect of the University of North Carolina

 *Sir Howard J. Davies(1)    Director, The London School of Economics and
                             Political Science

 *C. Robert Kidder           Principal of Stonehenge Partners, Inc.

 *Donald T. Nicolaisen       Director

 *Charles H. Noski           Director

 *Hutham S. Olayan           President, Chief Executive Officer and Director of
                             Olayan America Corporation

 *O. Griffith Sexton         Adjunct professor of finance at Columbia Business
                             School

 *Laura D'Andrea Tyson       Dean of the London Business School

 *Klaus Zumwinkel(2)         Chairman of the Board of Management of Deutsche
                             Post AG

 Walid Chammah               Head of Investment Banking

 Jonathan Chenevix-Trench(3) Chairman, Morgan Stanley International

 Zoe Cruz                    Co-President

 Thomas Daula                Chief Risk Officer

 James P. Gorman             President and COO, Global Wealth Management Group

 David Heleniak              Vice Chairman

 Roger C. Hochschild         President and COO, Discover Financial Services

 Jerker Johansson(4)         Co-Head of Institutional Sales and Trading

 Gary G. Lynch               Chief Legal Officer

 Alasdair Morrison(5)        Chairman and CEO, Morgan Stanley Asia

 Eileen Murray               Head of Global Operations and Technology

 David W. Nelms              Chairman and CEO, Discover Financial Services

 Thomas Nides                Chief Administrative Officer and Secretary

 Robert W. Scully            Co-President

 Neal Shear                  Co-Head of Institutional Sales and Trading

 David H. Sidwell            Executive Vice President and Chief Financial
                             Officer

 Cordell Spencer(6)          Deputy Head of Investment Banking

 Owen D. Thomas              President and COO, Investment Management


 1 Sir Howard Davies is an English citizen
 2 Klaus Zumwinkel is a German citizen
 3 Jonathan Chenevix-Trench is an English citizen
 4 Jerker Johansson is a Swedish citizen
 5 Alasdair Morrison is an English citizen
 6 Cordell Spencer is a Canadian citizen
 * Director

                                                                     SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY CAPITAL GROUP, INC

         The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group, Inc ("MSCGI") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCGI at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSCGI and each individual is a United States citizen.

 NAME                          TITLE

 *John A. Shapiro              Chairman and President

 G. William Brown              Vice President

 Colin Bryce                   Vice President

 Kenneth Carlino               Vice President

 Benjamin Cross                Vice President

 Michael H. Drury              Vice President

 Simon T.W. Greenshields       Vice President

 Deborah L. Hart               Vice President

 Nancy A. King                 Vice President

 Robert P. Kinney              Vice President

 Christopher Marmo             Vice President

 Stephen P. Mettler            Vice President

 *Philip V. Newcomb            Vice President

 *Mary Lou Peters              Vice President

 Ian Henry Franklin Potter     Vice President

 Olav N. Refvik                Vice President

 Brian J. Armstrong            Treasurer

 William F. McCoy              Secretary

 *  Director

                                                                     SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY & CO. INCORPORATED

          The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated ("MS&Co.") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

 NAME                      PRESENT PRINCIPAL OCCUPATION
 *Walid A. Chammah         Managing Director of MS&Co. and Head of Investment
                           Banking of MS

 *Charles Chasin           Managing Director of MS&Co. and Chief of Staff to the
                           Co-Presidents of MS

 *Zoe Cruz                 Managing Director, Chief Executive Officer and
                           President of MS&Co. and Co-President of MS

 *Richard Portogallo       Managing Director of MS&Co. and Head of U.S. Equity
                           Division of MS

 *Neal A. Shear            Managing Director of MS&Co. and Co-Head of
                           Institutional Sales and Trading of MS

 *Cordell G. Spencer       Managing Director of MS&Co. and Deputy Head of
                           Investment Banking of MS

 John H. Faulkner          Managing Director, General Counsel and Secretary of
                           MS&Co.

 Paul C. Wirth             Managing Director and Chief Financial Officer of
                           MS&Co. and Controller and Principal Accounting
                           Officer of MS

 Jill W. Ostergaard        Managing Director and Chief Compliance Officer of
                           MS&Co.

 David K. Wong             Treasurer of MS&Co.

 Alexander C. Frank        Chief Operations Officer of MS&Co.


 *   Director

                                                                     SCHEDULE D

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                             MORGAN STANLEY DW INC.

         The names of the directors and the names and titles of the executive officers of Morgan Stanley DW Inc. ("MSDW") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSDW at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

 NAME                      PRESENT PRINCIPAL OCCUPATION
 *James P. Gorman          President, Chief Executive Officer, Chief Operating
                           Officer, Managing Director

 *Shelley S. Hanan         Managing Director

 *Raymond A. Harris        Managing Director

 *Kirk Wickman             Managing Director, General Counsel and Secretary

 Jeffrey L. Adams          Managing Director

 Ian Bernstein             Managing Director

 Michael A. Burke, Sr.     Managing Director

 Ronald T. Carman          Managing Director and Assistant Secretary

 Noland Cheng              Managing Director

 Michael R. Durbin         Managing Director

 Jeffrey A. Gelfand        Managing Director, Controller and Chief Financial
                           Officer

 Scott R. Graflund         Managing Director

 Thomas K. Harms           Managing Director

 Donald A. Herrema         Managing Director

 Henry E. Kaplan           Managing Director

 Douglas J. Ketterer       Managing Director

 Steven G. Magee           Managing Director

 William A. McMahon        Managing Director

 James Mahon               Managing Director

 Jerry W. Miller           Managing Director

 Kevin Morano              Managing Director

 Thomas P. O'Brien         Managing Director

 Michelle B. Oroschakoff   Chief Compliance Officer

 Daniel Petrozzo           Managing Director

 Andrew M. Saperstein      Managing Director

 Richard A. Skae           Managing Director

 Sririam Subramaniam       Managing Director

 George D. Sullivan        Managing Director

 Jeffrey S. Swartz         Managing Director

 Todd R. Taylor            Managing Director

 Chris Van Aeken           Managing Director

 David K. Wong             Treasurer

 *  Director